FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
          under the Public Utility Holding Company Act of 1935 ("Act")

         The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and gas and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below:

          1. Type of security: two series of debentures (specifically, the 2003 Series A 5.40% Debentures Due 2033 (the "Series A Debentures") and the 2003 Series B 5-3/8% Debentures Due 2033 (the "Series B Debentures")).

          2.   Issue, renewal or guaranty: issuance.

          3. Principal amount: $200,000,000 of the Series A Debentures and $200,000,000 of the Series B Debentures.

          4. Annual rate of interest: 5.40% per year for the Series A Debentures and 5-3/8% for the Series B Debentures.

          5.   Date of issue: June 16, 2003 for each Series.

          6. Date of maturity: June 15, 2033 for each Series, subject to prior redemption at the option of CG&E.

          7. Purchasers: the Series A Debentures were purchased by Barclays Capital Inc., as underwriter, and the Series B Debentures were purchased by Barclays Capital Inc., Banc One Capital Markets, Inc., Citigroup Global Markets Inc., Credit Lyonnais Securities
               (USA) Inc, ABN Amro Incorporated and UBS Securities LLC, as underwriters.

          8.   Collateral: None.

          9.   Net proceeds: approximately $394,820,000.

          10. Use of proceeds: CG&E exchanged $138.6 million principal amount of the Series A Debentures for $100,000,000 aggregate principal amount of its outstanding 6.35% Reset Put Securities (REPS) Due 2038 and certain agreements related to the REPS, with the holder thereof, and received cash for the remaining Series A Debentures and for the Series B Debentures. CG&E expects to use the remaining proceeds from the Series A Debentures and the proceeds from the Series B Debentures for general corporate purposes, including the funding of capital expenditures related to construction projects and environmental compliance initiatives, and the repayment of outstanding indebtedness.

          11.  Exemption claimed:  Rule 52(a).


                                        The Cincinnati Gas & Electric Company


                                        By: /s/Wendy L. Aumiller
                                            Wendy L. Aumiller
                                            Treasurer

Dated: June 27, 2003